Exhibit 99.1

Daqo New Energy Announces Unaudited Second Quarter 2019 Results

Shihezi, China—August 14, 2019—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the second quarter of 2019.

Second Quarter 2019 Financial and Operating Highlights

•	Polysilicon production volume of 7,151 MT in Q2 2019, compared to 8,764 MT in Q1 2019
•	Polysilicon sales volume of 7,130 MT in Q2 2019, compared to 8,450 MT in Q1 2019
•	Polysilicon average total production cost(1) of $8.12 /kg in Q2 2019, compared to $7.42 /kg in Q1 2019
•	Polysilicon average cash cost(1) of $6.65/kg in Q2 2019, compared to $6.20/kg in Q1 2019
•	Polysilicon average selling price (ASP) was $9.10/kg in Q2 2019, compared to $9.55/kg in Q1 2019
•	Revenue from continuing operations was $66.0 million in Q2 2019, compared to $81.2 million in Q1 2019
•	Gross profit from continuing operations was $8.6 million in Q2 2019, compared to $18.3 million in Q1 2019. Gross margin from continuing operations was 13.0% in Q2 2019, compared to 22.6% in Q1 2019
•	EBITDA (non-GAAP)(2) from continuing operations was $10.2 million in Q2 2019, compared to $20.0 million in Q1 2019. EBITDA margin (non-GAAP)(2) from continuing operations was 15.5% in Q2 2019, compared to 24.6% in Q1 2019.
•	Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy shareholders was $2.3 million in Q2 2019, compared to $11.1 million in Q1 2019 and $18.2 million in Q2 2018.
•	Adjusted earnings per basic American Depository Share (ADS) (non-GAAP)(2) was $0.17 in Q2 2019, compared to $0.83 in Q1 2019, and $1.44 in Q2 2018.
•	Net loss from continuing operations was $2.7 million in Q2 2019, compared to net income from continuing operations of $5.9 million in Q1 2019 and $10.9 million in Q2 2018.
•	Net income from discontinued operations was $0.5 million in Q2 2019, compared to $0.8 million in Q1 2019 and $2.7 million in Q2 2018.
•	Net loss attributable to Daqo New Energy shareholders was $2.2 million in Q2 2019, compared to net income attributable to Daqo New Energy shareholders of $6.6 million in Q1 2019 and $13.4 million in Q2 2018.
•	Loss per basic ADS was $0.16 in Q2 2019, compared to earnings per basic ADS of $0.50 in Q1 2019, and $1.06 in Q2 2018.

US$ millions	Three months ended
except as indicated otherwise	Jun 30, 2019	Mar 31, 2019	Jun 30, 2018
Revenues	66.0	81.2	63.0
Gross profit	8.6	18.3	25.2
Gross margin	13.0%	22.6%	40.1%
(Loss)/ income from operations	(0.4)	9.2	18.0
Net (loss)/ income from continuing operations	(2.7)	5.9	10.9
Income from discontinued operations, net of tax	0.5	0.8	2.7
Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	2.3	11.1	18.2
Adjusted earnings per basic ADS (non-GAAP)(2) ($ per ADS)	0.17	0.83	1.44
Net (loss)/ income attributable to Daqo New Energy Corp. shareholders	(2.2)	6.6	13.4
(Loss)/ earnings per basic ADS ($ per ADS)	(0.16)	0.50	1.06
EBITDA (non-GAAP)(2) from continuing operations	10.2	20.0	27.4
EBITDA margin (non-GAAP) (2) from continuing operations	15.5%	24.6%	43.6%
Polysilicon sales volume (MT)	7,130	8,450	3,881
Polysilicon average total production cost ($/kg)(1)	8.12	7.42	9.05
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	6.65	6.20	7.43

Notes:

(1)   Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense in Xinjiang, divided by the production volume in the period indicated.

(2)   Daqo New Energy provides EBITDA from continuing operations, EBITDA margin from continuing operations adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

Management Remarks

Mr. Longgen Zhang, CEO of Daqo New Energy, commented, "We are pleased to report a solid quarter, in which we made good progress in capacity increase and quality improvement. During the second quarter, we completed our capacity debottlenecking project on time, which allowed us to increase our annual capacity to 35,000 MT. At the same time, we also completed the annual maintenance of our Xinjiang facilities, which was originally scheduled in the third quarter. While our production volume was temporarily impacted by the debottlenecking project and the annual maintenance, we were still able to produce 7,151 MT of polysilicon in the second quarter at the total production cost and cash cost of $8.12/kg and $6.65/kg, respectively. With the production ramp up at our newly debottlenecked facilities, we anticipate our production volume in the third quarter to be approximately 9,200 to 9,500 MT of polysilicon, with the total production cost returning to the normal level of approximately $7.50/kg.”

“During the second quarter, we also significantly improved the quality of our products. Out of our entire sales volume during the quarter, approximately 80% was sold to mono customers. With the completion of our debottlenecking project and annual maintenance, we expect the percentage of mono-grade polysilicon of our product to further increase to approximately 85% in the third quarter. In addition, we are now working closely with some leading mono wafer producers to test our ultra-high purity polysilicon for application in potential N-type mono wafer market.”

“The expansion of our Phase 4A project is progressing smoothly and remains on schedule. The equipment installation has already begun and will continue through to the end of the third quarter of 2019. Based on our current assessment, we expect to complete the Phase 4A project by the end of 2019 and ramp up to the full capacity of 70,000 MT by the end of the first quarter of 2020. Upon the full ramp up, we expect that 90% of our total production volumes will be sold to mono customers, including 40% for the N-type mono wafer market.”

“In early July this year, China’s National Energy Administration released a list of 22.8 GW approved solar projects that secured government subsidies for 2019. Combining these approved subsidized projects, grid-parity projects, residential distributed-generation projects, top-runner projects and poverty alleviation PV projects, China is expected to install approximately 40GW to 45GW of new solar PV projects in 2019. During the first half of 2019, China has already installed 11.4GW, which means the installation volumes could triple in the second half of 2019. Realistically, it will take some time to complete the preparation work for these recently approved subsidized solar projects, which includes detailed designs and rounds of procurement bidding and contract negotiations. All of these stages have to be completed before the actual modules can be shipped. All in all, we anticipate China’s solar demand to pick up significantly starting from early September.”

“The second quarter of 2019 was a challenging time for polysilicon industry as prices dropped to their lowest levels in history, particularly for multi-grade products. While prices for mono-grade products declined sequentially, they were relatively stable. We believe that polysilicon supply and demand will balance out and begin to improve when Chinese project developers begin to place orders by the end of the third quarter. Incremental demand from China is expected to gradually exceed the additional supply that is currently hitting the market. We believe polysilicon ASP will begin to improve in the third quarter of 2019 to a level that the majority of marginal high-cost players are able to break even on a cash-cost basis, which we estimate to be approximately $10.5 to $11/kg. Moreover, the pricing spread between mono-grade and multi-grade polysilicon products will likely remain significant, because output of mono-grade polysilicon still lags behind market demand and new capacities of mono wafer are still growing.”

“In early August, we signed a three-year supply agreement with LONGi Green Energy to supply 112,800 MT of polysilicon products. LONGi is our long time strategic partner with strong balance sheet and growth momentum in mono wafer sector. This is the second long term supply agreement between us. It’s also a testament to our supply stability and excellent quality of polysilicon product for mono-applications. We are confident that the combination of our premium product quality and competitive cost structure will set a benchmark for the polysilicon industry and solidify our position as the market leader. Our competitive advantage will be further strengthened once the Phase 4A project is completed and ramped up to full capacity in the first quarter of 2020 which will double our capacity and drive our production cost even lower.”

Outlook and guidance

The Company expects to produce approximately 9,200 to 9,500 MT of polysilicon with a total production cost of $7.5/kg during the third quarter of 2019 and sell approximately 9,000 to 9,300 MT of polysilicon to external customers during the third quarter of 2019. For the full year of 2019, the Company expects to produce approximately 37,000 to 40,000 MT of polysilicon, inclusive of the impact of the Company’s annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Second Quarter 2019 Results

Revenues

Revenues were $66.0 million, compared to $81.2 million in the first quarter of 2019 and $63.0 million in the second quarter of 2018. The decrease in revenues was primarily due to lower polysilicon sales volume and lower ASP.

Gross profit and margin

Gross profit was $8.6 million, compared to $18.3 million in the first quarter of 2019 and $25.2 million in the second quarter of 2018. Gross margin was 13.0%, compared to 22.6% in the first quarter of 2019 and 40.1% in the second quarter of 2018. The sequential decrease was primarily due to lower average ASP and higher polysilicon production costs caused by the annual maintenance and ramp-up process of the Company’s debottlenecking project.

Selling, general and administrative expenses

Selling, general and administrative expenses were $7.8 million, compared to $7.9 million in the first quarter of 2019 and $7.5 million in the second quarter of 2018. This quarter’s SG&A expenses include $3.9 million of non-cash share-based compensation costs related to the Company’s share incentive plan.

Research and development expenses

Research and development (R&D) expenses were $1.5 million, compared to $1.3 million in the first quarter of 2019 and $0.2 million in the second quarter of 2018. Research and development expenses could vary from period to period and reflected R&D activities that took place during the quarter.

(Loss)/ income from operations and operating margin

As a result of the foregoing, loss from operations was $0.4 million, compared to income from operations of $9.2 million in the first quarter of 2019 and $18.0 million in the second quarter of 2018.

The Company recorded an operating loss, compared to operating margin of 11.3% in the first quarter of 2019 and 28.6% in the second quarter of 2018.

Interest expense

Interest expense was $1.9 million, compared to $2.0 million in the first quarter of 2019 and $3.1 million in the second quarter of 2018.

EBITDA

EBITDA from continuing operations was $10.2 million, compared to $20.0 million in the first quarter of 2019 and $27.4 million in the second quarter of 2018. EBITDA margin was 15.5%, compared to 24.6% in the first quarter of 2019 and 43.6% in the second quarter of 2018.

Income from discontinued operations, net of tax

During the third quarter of 2018, the Company decided to discontinue its solar wafer manufacturing operations. Net income from discontinued operations was $0.5 million in the second quarter of 2019, compared to $0.8 million in the first quarter of 2019 and $2.7 million in the second quarter of 2018. Net income from discontinued operations during the first and second quarter in 2019 resulted from the disposal of fixed assets which were impaired in 2018 and previous years.

Net (loss)/ income attributable to Daqo New Energy Corp. shareholders and (loss)/ earnings per ADS

As a result of the aforementioned, net loss attributable to Daqo New Energy Corp. shareholders was $2.2 million in the second quarter of 2019, compared to net income attributable to Daqo New Energy Corp. shareholders of $6.6 million in the first quarter of 2019 and $13.4 million in the second quarter of 2018.

Loss per basic ADS of $0.16, compared to earnings per basic ADS of $0.50 in the first quarter of 2019, and $1.06 in the second quarter of 2018.

Financial Condition

As of June 30, 2019, the Company had $79.6 million in cash, cash equivalents and restricted cash, compared to $113.7 million as of March 31, 2019 and $172.5 million as of June 30, 2018. As of June 30, 2019, the accounts receivable balance was $0.1 million, compared to $2.2 million as of March 31, 2018 and $8 thousand as of June 30, 2018. As of June 30, 2019, the notes receivable balance was $9.4 million, compared to $0.7 million as of March 31, 2019 and $17.0 million as of June 30, 2018. As of June 30, 2019, total borrowings were $243.2 million, of which $151.5 million were long-term borrowings, compared to total borrowings of $193.0 million, including $149.7 million long-term borrowings, as of March 31, 2019 and total borrowings of $171.5 million, including $92.9 million long-term borrowings, as of June 30, 2018.

Cash Flows

For the six months ended June 30, 2019, net cash provided by operating activities was $67.8 million, compared to $67.1 million in the same period of 2018.

For the six months ended June 30, 2019, net cash used in investing activities was $144.9 million, compared to $52.5 million in the same period of 2018. The net cash used in investing activities in 2019 and 2018 was primarily related to the capital expenditure on Xinjiang Phase 3B and 4A polysilicon projects.

For the six months ended June 30, 2019, net cash provided by financing activities was $61.3 million, compared to net cash used in financing activities of $93.2 million in the same period of 2018.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to the non-operational polysilicon assets in Chongqing. Such costs mainly consist of non-cash depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment, and the Company had removed this adjustment from the non-GAAP reconciling item since the fourth quarter of 2018, because as of the end of the third quarter of 2018, all of the polysilicon machinery and equipment had been either relocated to Xinjiang, disposed, or planned to be disposed of in due course. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS also exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on August 14, 2019. (8:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the live conference call are as follows:

Participant dial in (toll free): +1-888-346-8982

Participant international dial in: +1-412-902-4272

China mainland toll free: 4001-201203

China Beijing local toll: +86-105-357-3132

Hong Kong toll free: 800-905945

Hong Kong-local toll: +852-301-84992

You can also listen to the conference call via Webcast through the URL:

https://services.choruscall.com/links/dq190814.html

A replay of the call will be available 1 hour after the end of the conference through August 21, 2019.

The conference call replay numbers are as follows:

US Toll Free: +1-877-344-7529

International Toll: +1-412-317-0088

Canada Toll Free: 855-669-9568

Replay access code: 10134106

To access the replay using an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be required to state their name and company upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang, China, currently has a nameplate annual polysilicon production capacity of 35,000 metric tons, and the Company is undergoing a capacity expansion project and expects to increase its annual polysilicon production capacity to 70,000 metric tons in the first quarter of 2020.

For more information, please visit http://ir.xjdqsolar.com/

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter and the full year of 2019 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company’s ability to lower its production costs. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months ended			Six months ended
	Jun 30, 2019	Mar 31, 2019	Jun 30, 2018	Jun 30, 2019	Jun 30, 2018
Revenues	$65,959	$81,204	$62,963	$147,163	$158,607
Cost of revenues	(57,390)	(62,863)	(37,717)	(120,253)	(90,277)
Gross profit	8,569	18,341	25,246	26,910	68,330
Operating expenses
Selling, general and administrative expenses	(7,806)	(7,935)	(7,516)	(15,742)	(11,270)
Research and development expenses	(1,527)	(1,297)	(209)	(2,824)	(330)
Other operating income	365	70	480	434	512
Total operating expenses	(8,968)	(9,162)	(7,245)	(18,132)	(11,088)
(Loss)/ income from operations	(399)	9,179	18,001	8,778	57,242
Interest expense	(1,889)	(2,021)	(3,083)	(3,910)	(6,746)
Interest income	258	324	374	582	519
Foreign exchange gain (loss)	(1)	(189)	5	(189)	1
(Loss)/ income before income taxes	(2,031)	7,293	15,297	5,261	51,016
Income tax expense	(662)	(1,429)	(4,377)	(2,091)	(10,241)
Net (loss)/ income from continuing operations	(2,693)	5,864	10,920	3,170	40,775
Income from discontinued operations, net of tax	504	778	2,681	1,282	4,799
Net (loss)/income	(2,189)	6,642	13,601	4,452	45,574
Net income attributable to non-controlling interest	-	-	195	-	534
Net (loss)/income attributable to Daqo New Energy Corp. shareholders	$(2,189)	$6,642	$13,406	$4,452	45,040

Net (loss)/income	(2,189)	6,642	13,601	4,452	45,574
Other comprehensive (loss)/ income:
Foreign currency translation adjustments	(12,271)	13,014	(23,412)	744	(8,586)
Total other comprehensive (loss)/income	(12,271)	13,014	(23,412)	744	(8,586)
Comprehensive (loss)/income	(14,460)	19,656	(9,811)	5,196	36,988
Comprehensive income attributable to non-controlling interest	-	-	19	-	465
Comprehensive (loss)/income attributable to Daqo New Energy Corp. shareholders	$(14,460)	$19,656	$(9,830)	$5,196	$36,523

(Loss)/Earnings per ADS
- continuing operations	(0.20)	0.44	0.85	0.23	3.43
- discontinued operations	0.04	0.06	0.21	0.10	0.41
Basic	(0.16)	0.50	1.06	0.33	3.84

- continuing operations	(0.20)	0.42	0.80	0.23	3.30
- discontinued operations	0.04	0.06	0.20	0.09	0.39
Diluted	(0.16)	0.48	1.00	0.32	3.69
Weighted average ADS outstanding
Basic	13,492,010	13,360,729	12,630,578	13,426,612	11,741,937
Diluted	13,936,671	13,749,959	13,364,509	13,846,728	12,213,379

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Jun 30, 2019	Mar 31, 2019	Jun 30, 2018
ASSETS:
Current Assets:
Cash and cash equivalents	$31,250	$65,111	$155,262
Restricted cash	48,375	48,560	17,215
Accounts receivable, net	86	2,204	8
Notes receivable	9,435	714	16,997
Prepaid expenses and other current assets	13,765	9,717	7,426
Advances to suppliers	8,688	2,846	1,295
Inventories	19,871	18,882	29,643
Amount due from related parties	4,572	4,179	5,137
Current assets associated with discontinued operation	1,133	2,748	20,934
Total current assets	137,175	154,961	253,917
Property, plant and equipment, net	763,388	686,056	511,590
Prepaid land use right	22,029	22,669	23,395
Deferred tax assets	823	842	702
Investment in an affiliate	651	666	675
Operating lease right-of-use assets	158	-	-
Non-current asset associated with discontinued operation	55,175	58,868	87,558
TOTAL ASSETS	979,399	924,062	877,837

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	91,760	43,210	78,571
Accounts payable	11,106	9,926	18,309
Notes payable	73,135	66,322	26,521
Advances from customers - short term portion	25,654	9,658	19,205
Payables for purchases of property, plant and equipment	25,213	25,085	17,516
Accrued expenses and other current liabilities	9,340	9,330	5,461
Amount due to related parties	683	2,143	1,173
Income tax payable	1,975	6,293	5,233
Lease liabilities-short term portion	115	-	-
Current liabilities associated with discontinued operation	6,879	7,591	34,916
Total current liabilities	245,860	179,558	206,905
Long-term borrowings	151,475	149,744	92,915
Advance from customers - long term portion	3,496	5,364	11,181
Amount due to related parties - long term portion	16,022	16,390	-
Other long-term liabilities	21,213	21,848	22,608
Deferred tax liabilities	1,159	1,174	-
Lease liabilities - long term portion	58	-	-
Non-current liabilities associated with discontinued operation	702	721	791
TOTAL LIABILITIES	439,985	374,799	334,400

EQUITY:
Ordinary shares	34	34	33
Treasury stock	(1,749)	(1,749)	(1,749)
Additional paid-in capital	377,767	373,156	358,992
Retained earnings	175,851	178,040	178,313
Accumulated other comprehensive (loss)/income	(12,489)	(218)	4,590
Total Daqo New Energy Corp.’s shareholders’ equity	539,414	549,263	540,179
Non-controlling interest	-	-	3,258
Total equity	539,414	549,263	543,437
TOTAL LIABILITIES & EQUITY	979,399	924,062	877,837

Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the six months ended
	Jun 30, 2019	Jun 30, 2018
Operating Activities:
Net income	4,452	45,574
Less: Income from discontinued operations, net of tax	1,282	4,799
Net income from continuing operations	3,170	40,775
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	8,960	5,243
Inventory write-down	76	-
Depreciation of property, plant and equipment	21,369	19,644
Depreciation of operating lease right-of-use assets	13	-

Changes in operating assets and liabilities:
Accounts receivable	1,110	707
Notes receivable	(1,325)	3,564
Prepaid expenses and other current assets	(3,334)	(1,452)
Advances to suppliers	(5,418)	263
Inventories	(4,522)	(14,792)
Amount due from related parties	(40)	(24)
Prepaid land use rights	265	282
Operating lease right-of-use assets	(172)	-
Accounts payable	1,916	(700)
Notes payable	35,764	4,237
Accrued expenses and other current liabilities	(94)	(5,382)
Income tax payable	(3,532)	(8,041)
Advances from customers	11,774	14,855
Amount due to related parties	(17)	-
Deferred tax liabilities	(28)	-
Deferred government subsidies	(293)	(314)
Lease liabilities	175	-
Net cash provided by operating activities-continuing operations	65,817	58,865
Net cash provided by operation activities-discontinued operations	1,992	8,238
Net cash provided by operating activities	67,809	67,103

Investing activities:
Purchases of property, plant and equipment	(169,295)	(51,347)
Withdraw of short-term investment	22,110	-
Acquisition of Xinjiang Daqo Investment	638	-
Net cash used in investing activities-continuing operations	(146,547)	(51,347)
Net cash provided by/ (used in) investing activities-discontinued operations	1,674	(1,190)
Net cash used in investing activities	(144,873)	(52,537)

Financing activities:
Proceeds from related parties loans	11,905	26,705
Repayment of related parties loans	(11,905)	(26,705)
Proceeds from bank borrowings	107,602	2,356
Repayment of bank borrowings	(35,347)	(13,354)
Proceeds from exercise of options	8	625
Proceeds from follow-on offering	-	113,541
Issuance cost	-	(6,919)
Net cash provided by financing activities – continuing operations	72,263	96,249
Net cash used in financing activities – discontinued operations	(10,971)	(3,049)
Net cash provided by financing activities	61,292	93,200

Effect of exchange rate changes	357	(1,171)
Net (decrease)/ increase in cash, cash equivalents and restricted cash	(15,415)	106,595
Cash, cash equivalents and restricted cash at the beginning of the period	95,120	72,667
Cash, cash equivalents and restricted cash at the end of the period	79,705	179,262

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	Jun 30, 2019	Jun 30, 2018
Cash and cash equivalents	31,330	160,298
Restricted cash	48,375	18,964
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	79,705	179,262

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended			Six months Ended
	Jun 30, 2019	Mar 31, 2019	Jun 30, 2018	Jun 30, 2019	Jun 30, 2018
Net (loss)/ income from continuing operation	(2,693)	5,864	10,920	3,170	40,775
Income tax expense	662	1,429	4,377	2,091	10,241
Interest expense	1,889	2,021	3,083	3,910	6,746
Interest income	(258)	(324)	(374)	(582)	(519)
Depreciation & Amortization	10,637	11,010	9,439	21,647	18,788
EBITDA from continuing operation (non-GAAP)	10,237	20,000	27,445	30,236	76,031
EBITDA margin from continuing operation (non-GAAP)	15.5%	24.6%	43.6%	20.5%	47.9%

	Three months Ended			Six months Ended
	Jun 30, 2019	Mar 31, 2019	Jun 30, 2018	Jun 30, 2019	Jun 30, 2018
Net (loss)/ income attributable to Daqo New Energy Corp. shareholders	(2,189)	6,642	13,406	4,452	45,040
Share-based compensation	4,486	4,474	4,384	8,960	5,243
Costs related to the Chongqing polysilicon operations	-	-	388	-	777
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	2,297	11,116	18,178	13,412	51,060
Adjusted earnings per basic ADS (non-GAAP)	$0.17	$0.83	$1.44	$1.00	$4.35
Adjusted earnings per diluted ADS (non-GAAP)	$0.16	$0.81	$1.36	$0.97	$4.18

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Phone: +86-187-1658-5553

Email: dqir@daqo.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

For more information about Daqo New Energy, please visit http://ir.xjdqsolar.com/